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                                                                     EXHIBIT 4.2


(PGS LOGO)


ADDENDUM TO CEO SVEIN RENNEMO'S EMPLOYEE CONTRACT:

SHARE BONUS TO SUBSTITUTE OPTION SCHEME

BACKGROUND: To release the company from its implied obligation to CEO Svein Rennemo (SR) regarding the potential provision of share options described in his employee contract, the Chairman of the Board has discussed and agreed with SR that he as a substitute to the option scheme will receive a bonus up to NOK 650 000. He is committed to invest the gross amount in PGS shares in accordance with the below mentioned prerequisites.

1.  PURCHASE OF PGS SHARES

Payment according to the agreement is conditional upon an amount equal to the gross bonus (including withholding of taxes on salary payments) paid by PGS being invested by SR in PGS shares on the OSE within one calendar month following payment from PGS. The time limit may be extended by the Remuneration Committee in the event of restrictions on trading in shares in PGS by CEO.

SR shall notify PGS' Remuneration Committee of the number of shares acquired pursuant to this Bonus scheme.

2.  DISPOSAL OF SHARES

Shares acquired pursuant this bonus may not be sold by SR prior to three years after the date of purchase of the shares, irrespective of whether the employment is terminated within the period. If SR, due to illness or other personal matters experiences a material adverse financial situation, the Chairman of the Remuneration Committee, with the agreement of the Board, may consent to the employee selling shares.

3.  TAXES AND HOLIDAY PAYMENT

PGS will be responsible for withholding taxes on payments to SR hereunder pursuant to applicable legislation, and all payroll taxes payable on payment of salaries and bonuses. SR will be responsible for, and hold PGS harmless of, any other charges to taxes on payments hereunder.

PGS and SR agree that all claims for holiday payments or similar benefits to the employees are included in the payment obligations of PGS hereunder.

4.  RESTRICTIONS ON TRADING IN SHARES

SR undertake to observe and comply with all restrictions applicable to management of PGS in respect of trading in securities.

5.  EFFECTS OF BREACH OF OBLIGATIONS TO ACQUIRE OR RETAINS SHARES

SR's failing, for whatever reason, to comply with the obligations to acquire shares in PGS, or to retain such shares, shall repay to PGS any shortfall of investments pursuant to Clause 1 within 30 days of a written request by PGS.

Upon written request by PGS, SR shall immediately submit evidence of compliance with his obligations hereunder.



Lysake, 08.06.04

/s/ Jens Ulltveit-Moe                        /s/ Svein Rennemo
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Jens Ulltveit-Moe                            Svein Rennemo
Chairman of the Board                        Chief Executive Officer